                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.   4   )*
                                         ------

                            MERRILL CORPORATION
                     ----------------------------------
                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                     ----------------------------------
                       (Title of Class of Securities)

                              590175  10  5
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                               Page 1 of 3 Pages

CUSIP No.  590175 10 5                 13G                   Page 2 of 3 Pages
          ------------

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     JOHN W. CASTRO
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     UNITED STATES
- -------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power      1,177,668
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power          5,912
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power      1,177,668
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power          5,912
- -------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
       1,183,580
- -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* /x/ EXCLUDES 1,500 SHARES OWNED BY MR. CASTRO'S CHILDREN
- -------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
       15.86%
- -------------------------------------------------------------------------------
(12) Type of Reporting Person*
       IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                            Page 3 of 3 Pages

     This Amendment Number 4 to Schedule 13G filed pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934, as amended, further amends the items indicated herein of the Schedule 13G dated February 12, 1988 and filed by John W. Castro relating to the Common Shares, par value $.01, of Merrill Corporation.

ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned:
          1,183,580 (1)(2)
    ---------------------------------------------------------------------------

    (b) Percent of Class:
          15.86% (3)
    ---------------------------------------------------------------------------

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote
                 1,177,668 (1)
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote
                 5,912 (1)(2)
              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of
                 1,177,668 (1)
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition of
                 5,912 (1)(2)
              -----------------------------------------------------------------
_____________
     (1) Excludes 1,500 shares owned by Mr. Castro's children.

     (2) Includes 5,912 shares beneficially owned by Mr. Castro's spouse.

     (3) Calculated based on 7,460,947 shares of Merrill Corporation's common stock outstanding as of December 31, 1993.


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                              FEBRUARY 11, 1994
                                       ----------------------------------------
                                       (Date)
                                             /S/ JOHN W. CASTRO
                                       ----------------------------------------
                                       (Signature)